Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

May 18, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re:          Augme Technologies, Inc.
Registration Statement on Form S-1, as amended by Amendment No. 1
Filed April 11, 2011
File No. 333-172865

Dear Mr. Spirgel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your April 27, 2011 facismile.  Provided below is the Company’s itemized response to your additional request.  The Company has also filed Amendment Number 2 (the “Amendment”) to the Registration Statement on Form S-1.

Form S-1/A filed on April 11, 2011

General

1.
We note your Form 10-K for the fiscal year ended February 28, 2010 filed on June 1, 2010 shows you had nine officers (including Nathaniel Bradley, James Lawson, Scott Russo, and Mark Severini) and directors and, since then, you have filed Form 8-Ks disclosing changes in these positions.  It appears you have not filed the forms required under the Section 16 of the Exchange Act for recent transactions in your securities by certain current and former officers and directors.  Please advise and file accordingly.

Augme’s Response:  The Company does not have a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), therefore none of the current or former officers and directors are required to file reports under Section 16 of the Exchange Act.

Larry Spirgel
Assistant Director
Division of Corporation Finance
May 18, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.
We note you disclose on page 15 that you have acquired Fortune 500 consumer packaged goods companies as clients as well as some of the most common household brands.  Further, you also state on page 16 that you are currently doing business with three of the world’s top ten pharmaceutical companies and other Fortune 100, Fortune 200, and Global Fortune 500 companies.  Please revise to disclose your significant clients and customers.  Also, Item 601(b)(10)(ii)(B) of Regulation S-K requires you to file material contracts on which your business is substantially dependent.  Please revise accordingly.

Augme’s Response:  We have revised the Registration Statement to include the names of our significant clients and customers.  Please see page 16 of the Amendment.  We do not believe that Item 601(b)(10)(ii)(B) of Regulation S-K requires us to file any of the contracts.  Item 601(b)(10)(ii)(B) states in pertinent part:

If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

The Company’s business is not substantially dependent on any one of the contracts it enters into in its ordinary course of business.  The Company has a number of different customers and each customer may have a number of different products for which the Company will provide mobile marketing services.  The Company enters into a different Statement of Work for each product.  The Statement of Work details the terms of the engagement (pricing, timing, etc.).  While pricing varies depending on the customer’s request, pricing for a single campaign typically does not exceed $50,000.  Based on the foregoing, the Company does not believe that it is required to attach its contracts as exhibits to the Registration Statement.

Larry Spirgel
Assistant Director
Division of Corporation Finance
May 18, 2011

3.
We note you disclose on page 16 that you forecast revenues in excess of $16.0 million in the next twelve months based on approximately 50% of current bookings converting into revenues during that period.  Please substantiate your estimate by explaining its basis in greater detail; explain what you mean by a current booking and whether this is considered to be the same as deferred revenue.  In this regard, we note you have reported revenues of about $1.8 million for the nine months ended November 30, 2010 and you expect revenues of about $3.0 million for the fiscal year ended February 28, 2011.  Your response should address the substantial increase in revenues that you forecast.  Also, explain how your $16.0 million forecast correlates with your revenue recognition policy.

Augme’s Response:  We have revised the Registration Statement to revise the disclosure relating to our forecast.  Please see page 15 of the Amendment.

In making this response the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Peter Hogan, Esq. with any additional comments or questions that you have.  Mr. Hogan’s telephone number is (310) 208-1182 and his facsimile number is (310) 208-1154.

Sincerely,

/s/Paul R. Arena
Paul R. Arena
Chief Executive Officer